PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

GMX - Toronto Stock Exchange

13,580,203 shares issued and outstanding

82-4025

October 20, 2004

.R SURFACE COPPER-SILVER-SILICA ZONE INTERSECTED AT GLOBEX'S LYNDHURST PROPERTY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. ("Globex") (GMX - Toronto Stock Exchange) is pleased to report the results of a recent drill hole into the area of what is historically termed the #1 Zone at Globex's 100% owned Lyndhurst Property, in Destor Township, Quebec.

Hole L04-2 intersected 1.41% Cu and 26.5 g/t Ag over a core length of 7.38 metres (1.41% Cu and 0.775 oz/T Ag over 24.2 feet) at a vertical depth of 35 metres in a brecciated, high silica sulphide stringer flood zone, hosted in rhyolite. A larger width of 17.17 metres (56.3 feet) returned a grade of 0.825% Cu and 16.42 g/t Ag (0.48 oz/T Ag) over the entire mineralized breccia zone.

Considering the proximity of the property to smelters, the high silica content reported in previous test work, as well as visually evident, and the fact that the zone sub-outcrops under shallow overburden cover making it amenable to open pit mining, Globex has decided to do further work to determine the size and grade of the zone and whether the property can be profitably mined to provide copper-silver bearing flux to nearby smelters.

Globex has received initial expressions of interest from end users of high silica, metal bearing flux. Flux is added to copper bearing materials in the smelting process to assist in the refining process. Silica bearing fluxes are required in the copper smelting process to remove impurities such as iron. Metal bearing fluxes which have a value added dimension, are most desirable.

The Lyndhurst drilling was planned and supervised by Globex's consulting geologist and Qualified Person R.V. Zalnieriunas, P. Geo. Assaying was undertaken by Expert Laboratory of Rouyn-Noranda, Quebec, under the direction of Joe Landers, using appropriate QA/QC procedures.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com